EXHIBIT NO. 1: Press release, dated December 9, 2009, announcing the completion of an approximately MXN 4.1 billion convertible securities transaction by CEMEX, S.A.B de C.V. (NYSE:CX).

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES COMPLETION OF APPROXIMATELY
MXN 4.1 BILLION IN CONVERTIBLE SECURITIES TRANSACTION

MONTERREY, MEXICO, December 9, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today the closing of its offer to exchange Certificados Bursátiles issued by CEMEX in Mexico into mandatorily convertible securities (the “Securities”). The Securities issued will be mandatorily convertible into CEMEX’s Certificados de Participación Ordinaria (“CPOs”). As a result of this offer, approximately MXN 4.1 billion (approximately US$320 million) in Securities will be issued on December 10, 2009 and upon conversion will represent approximately 172.5 million CPOs. CEMEX will cancel approximately MXN 4.1 billion (approximately US$320 million) in Certificados Bursátiles, approximately MXN 325 million of which had been scheduled to mature in 2010, MXN 1.7 billion in 2011, and MXN 2.1 billion in 2012.

Key terms of the Securities include:

•
A conversion price of MXN 23.92 per CPO, calculated as the volume-weighted average price of the CPO for the 10 trading days prior to the closing of the offer multiplied by a conversion premium of approximately 1.65.

•	An annual coupon of 10% payable quarterly.
•	Final maturity on November 28, 2019.
•	Mandatory conversion events include, among others, the price of the CPO reaching MXN 35.88, or upon maturity.
•	Holders will have the option to voluntarily convert, after one year of issuance, on interest payment dates.
•	The Securities will have trading restrictions until March 30, 2010.

This transaction did not result in any cash proceeds to CEMEX or any of its subsidiaries.

CEMEX placed the securities with Mexican Pension Funds (Sociedades de Inversión Especializadas en Fondos para el Retiro, or SIEFORES) and other investors outside the United States that are not U.S. persons in transactions exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in exchange for outstanding debt securities (Certificados Bursátiles) previously issued in the Mexican capital markets, which will be. The Securities and the CPOs issuable upon conversion have not been and will not be registered under the Securities Act or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.